Exhibit 21.1

SUBSIDIARIES
Name	Jurisdiction
Rudolph Technologies Europe, B.V.	Netherlands
Rudolph Technologies Japan KK	Japan
Rudolph Technologies (Shanghai) Trading Co., Ltd.	China
August Technologies Corporation	Minnesota
Rudolph Technologies Germany GmbH	Germany